UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 10, 2022

SPORTS ENTERTAINMENT ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39583	85-2324373
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Golden Bear Plaza, 11760 US Highway, Suite W506 North Palm Beach, FL	33408
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (561) 402-0741

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one redeemable warrant	SEAH.U	New York Stock Exchange LLC
Class A common stock included as part of the units	SEAH	New York Stock Exchange LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	SEAH WS	New York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On January 10, 2022, SGHC Limited, the target of Sports Entertainment Acquisition Corp.’s previously announced business combination, posted to its website an update on its performance for fiscal year 2021. A copy of the 2021 performance update is attached hereto as Exhibit 99.1.

The information in this Item 8.01 disclosure is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that Section. In addition, the information in this Item 8.01 disclosure, shall not be incorporated by reference into the filings of Sports Entertainment Acquisition Corp. under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	2021 performance update, dated January 2022

104	Cover Page Interactive File-the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 10, 2022

SPORTS ENTERTAINMENT ACQUISITION CORP.

By:	/s/ Eric Grubman
Name:	Eric Grubman
Title:	Chief Financial Officer

Exhibit 99.1 2021 Update January 2022

Disclaimer This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Sports Entertainment Acquisition Corp. (“SEAH”) and SGHC Limited and its subsidiaries (the “Company”). The information contained herein does not purport to be all-inclusive and none of SEAH, the Company or their respective directors, officers, stockholders or affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation or any other written or oral communication communicated to the recipient in the course of the recipient’s evaluation of SEAH or the Company. The information contained herein is preliminary and is subject to change, and such changes may be material. The Company’s business is subject to a number of risks that are not described in this Presentation, including those set forth in the description of forward-looking statements below and in the Summary of Risk Factors at the end of this Presentation, which are further described in the registration statement filed by Super Group (SGHC) Limited (“NewCo”) with the SEC on Form F- 4 on September 9, 2021, as amended from time to time (the “Registration Statement”), which contains a preliminary prospectus and proxy statement. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of SEAH, the Company or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this Presentation. Non-IFRS Financial Measures. This Presentation includes certain financial measures not presented in accordance with International Financial Reporting Standards or International Accounting Standards issued or adopted by the International Accounting Standards Board (“IFRS”), including, but not limited to, EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Gross Gaming Revenue and Net Gaming Revenue, in each case presented on a non-IFRS basis, and certain ratios and other metrics derived therefrom. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. Please refer to footnotes where presented on each page of this Presentation or to the Glossary of Terms found at the beginning of this Presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measures evaluated in accordance with IFRS. This Presentation also includes certain projections of non-IFRS financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable IFRS financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable IFRS measures is included and no reconciliation of the forward-looking non-IFRS financial measures is included. 2

Disclaimer (cont’d) Industry and Market Data. In this Presentation, SEAH and the Company rely on and refer to certain information and statistics obtained from third-party sources including reports by market research firms and results of peer companies. Neither SEAH nor the Company has independently verified the accuracy or completeness of any such third-party information. You are cautioned not to give undue weight to such industry and market data. This Presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, (C), (R) or TM symbols, but SEAH and the Company will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Additional Information. In connection with the proposed Business Combination, NewCo filed a Registration Statement with the SEC, which included a proxy statement/prospectus and certain other related documents, which included both the proxy statement to be distributed to holders of shares of SEAH’s common stock in connection with SEAH’s solicitation of proxies for the vote by SEAH’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of NewCo to be issued in the Business Combination. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. SEAH’s stockholders and other interested persons are advised to read the Registration Statement, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials contain important information about the parties to the Business Combination Agreement, the Company, SEAH and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of SEAH as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the Registration Statement, preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s web site at www.sec.gov. Participants in the Solicitation. SEAH and its directors and executive officers may be deemed participants in the solicitation of proxies from SEAH’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in SEAH is contained in SEAH’s final prospectus relating to its initial public offering dated October 5, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants is contained in the proxy statement/prospectus for the proposed Business Combination, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. The Company’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SEAH in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the proxy statement/prospectus for the proposed Business Combination, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. 3

Strong Financial Performance and Metrics 2021 Highlights Key Growth Metrics 2021 financial performance strong across key metrics (1) Year-on-year growth in NGR of ~36% (1) 2021 Group NGR of ~$1.53bn in line with management (2) H2-2021 monthly active customers increased by guidance ~45% relative to H2-2020 • Robust trading performance in H2 despite: • Lower trading margin experienced in October • Regulatory impacts in Netherlands (October) and (3) H1-2021 EBITDA grew ~87% compared to H1-2020 Germany (June) • November and December showed continued strong growth Betway and Spin brands launched in 9 new regulated (4) markets in 2021 vs 2 in 2020 • Includes DGC’s launch of the Betway brand in 5 2.7+ million average monthly active customers in H2- US States: 2021 CO IA IN PA NJ 1. 2021 NGR calculated at a constant FX of 1.22 to provide like-for-like comparison with previous management guidance. Represents current management accounts and is subject to further accounting adjustments. All figures represent NGR post VAT. 4 2. Calculated as the average number of unique monthly active customers in the respective 6-month periods. 3. H1-2021 EBITDA calculated at a constant FX of 1.22 to provide like-for-like comparison with previous management guidance. EBITDA for H2-2021 and thus FY2021 still under review. 4. Includes the launch of Spin in a regulated market in which Betway was already live.

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